

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05047139

March 9, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2005

Re: Honeywell International Inc.
Incoming letter dated February 25, 2005

Dear Mr. Chevedden:

This is in response to your letter dated February 25, 2005 concerning the shareholder proposal submitted to Honeywell by Bart Naylor. On February 14, 2005, we issued our response expressing our informal view that Honeywell could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.


RECD S.E.C.
MAR 1 1 2005
1083

Sincerely,

Martin P. Dunn/JAI

Martin P. Dunn
Deputy Director


PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

cc: Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 25, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International Inc. (February 14, 2005)
Shareholder Appeal
Rule 14a-8 Proposal: Expense Stock Options
Shareholder: Bart Naylor

Ladies and Gentlemen:

According to the attached *Corporate Governance Highlights*, February 18, 2005 headline, "FASB Option Expensing Rule Not 'Done Deal,' As Opponents Turn to Hill, SEC For Help."

Key points from the article include:
"Potent lobby sees to derail, water down December [FASB]ruling."

"John Palafoutas, chief lobbyist for the American Electronics Association, told IRRC that his group has asked the SEC to review the ruling and to issue guidance that will push back the June 15 start date to expense for all public companies, save those that file as small business issuers."

" 'We met with [SEC chief accountant] Nicolaisen last month and have asked the SEC to delay implementation,' Palafoutas said."

"Anther option, said Palafoutas, is to have lawmakers ask the SEC to require FASB to undertake field tests."

There is concern on the SEC decision to approve Allegheny Energy's no-action request on the rule 14a-8 proposal to expense options which is similar to the proposal submitted to Honeywell Intentional. Ed Durkin at the Carpenters' Fund is concerned about the SEC allowing the Allegheny Energy proposal to be omitted because it has been "substantially implemented" as a result of FASB's Dec. 16 ruling. Durkin is concerned that lobbyist and/or lawmakers may get the SEC to overturn FASB's decision, and hence the agency should allow for the proposals to go through until it issues its guidance backing up FASB's decision.

According to this week's attached *Corporate Governance Highlights*, February 25, 2005:
"There are still several months left before the expensing rule takes effect on June 15, leaving the door open to a possible reversal in the face of continued strong lobbying against expensing, and prompting other advocates of the expensing resolution to question whether the SEC is making the

right choice in allowing companies to omit the proposals on the basis of substantial implementation."

" '[The Division of Corporation Finance staff] obviously aren't taking into account the lobbying effort [to have the SEC delay implementation of the FASB rule,]' said Ed Durkin, Director of Corporate Affairs Department at the Carpenters' Fund. 'It would be very unfortunate if the SEC becomes the reason for the delay at the same time they give companies a pass on the proposal.' "

For the above reasons reconsideration is respectfully requested and that concurrence not be granted to the company in the final determination.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Bart Naylor
Thomas Larkins

FASB Option Expensing Rule Not 'Done Deal,' As Opponents Turn to Hill, SEC For Help

POTENT LOBBY SEEKS TO DERAIL, WATER DOWN DECEMBER RULING. Opponents of the Financial Accounting Standards Board's December 16 ruling requiring companies to expense options later this year will soon take their fight to Capitol Hill and the SEC, according to industry lobbyists tracking the issue.

John Palafoutas, chief lobbyist for the American Electronics Association, told IRRC that his group has asked the SEC to review the ruling and to issue guidance that will push back the June 15 start date to expense for all public companies, save those that file as small business issuers. Groups such as Palafoutas' argue that expensing will retard job creation and economic growth and promote the migration of intellectual capital to places such as China, where, they say, the government now strongly encourages the use of stock options for business growth.

"We met with [SEC chief accountant] Nicolaisen last month and have asked the SEC to delay implementation," Palafoutas said. "Our champions [in Congress] are waiting on the guidance before moving forward." If the SEC fails to act, Palafoutas said his group and like-minded organizations have a number of options available including reintroducing Sen. Mike Enzi's, R-Wyo., bill, a version of which was approved by the House last summer. Enzi's legislation would exempt start-up companies from expensing stock options for the first three years and small businesses would be permanently exempt. It also would limit expensing to the top five executives of a company.

Another option, said Palafoutas, is to have lawmakers ask the SEC to require FASB to undertake field tests. "The [current valuation] models are not credible," Palafoutas said. "Therefore, field testing is required to see if these models work." Lobbyists say an effort to call for field testing or for economic studies on the impact that expensing may have on workers could receive wide support from lawmakers, thus making the legislative route still "very viable."

There is a good chance the SEC will fail to act on expensing opponents' requests and will issue guidance reinforcing FASB's ruling, according to some. "I think it is unlikely at this point that the SEC will change FASB's decision," said Tom Lehner, director of policy at the Business Roundtable. "FASB rejected our request to test, and we don't expect the SEC to overturn this." Lehner said his group is concentrating on ensuring a "fair" method of valuation in its discussions with the SEC -- the most recent of which took place last week -- and has not sought support from lawmakers.

Supporters of Enzi's bill or others like it will have a tough time getting legislation to the Senate floor. Richard Shelby, R-Ala., chair of the Senate's influential banking committee, has no plans to examine the issue, spokesman Andrew Gray said. "Senator Shelby does not believe this is an issue Congress should interfere with," said Gray. "It's a decision best left to FASB and the SEC." Gray said Shelby will oppose any measure to derail FASB's December ruling and that the three-term Senator had "lots of support on Capitol Hill and at the SEC."

One key supporter is the banking committee's ranking member, Sen. Paul Sarbanes, D-Md., who told IRRC that he, too, is opposed to attempts by Congress to trump FASB's authority. "I believe that FASB pursued a fair and comprehensive analytical process that led it to its December 16 position," Sarbanes said, adding the board, as a financial standards setter, "must remain independent and free of political intervention."

But that is not deterring Palafoutas and others as they wait for guidance from the SEC. "Remember," Palafoutas said, "53 Senators wrote letters late last year asking the SEC to delay implementation of the FASB rules. American workers have pretty strong support in the Senate when it comes to the stock option issue." The Business Roundtable's Lehner expects the SEC's guidance to be issued in April. An agency spokesman declined to provide a date. – *Subodh Mishra*

Feckner Takes Helm As Calpers' Assets Reach All-Time High

PERFORMANCE LAST YEAR MAY HELP QUIET PROPONENTS OF PRIVATIZATION. Calpers' board of administration unanimously elected investment committee chair Rob Feckner president of the California fund on February 16. Feckner became acting president of the board in January after Sean Harrigan, a fervent shareholder activist and Democrat, who also headed the regional division of the United Food and Commercial Workers Union (UFCWU) while he with the fund, was ousted. Feckner, who previously served as vice president of the fund, has worked for 27 years in the Napa Valley Unified School District, where he is a glazing specialist.



Corporate Governance Highlights

Vol. 16, No. 9 ***February 25, 2005***

Basis For No-Action Relief on Option Expensing Riles Proponents

FIRM ARGUES PROPOSAL SUBSTANTIALLY IMPLEMENTED IN WAKE OF FASB RULING. A February 14 decision by the SEC to allow ***Allegheny Energy*** to omit a shareholder proposal to expense stock options is raising concern among proponents that have submitted similar resolutions.

In its decision, the commission agreed with the Maryland-incorporated company's call to exclude the proposal because it had been "substantially implemented" as a result of the Financial Accounting Standards Board's December 16 rule requiring companies to expense. Writing to the SEC in late December, lawyers for the firm acknowledged the commission's past refusal to allow for the omission of expensing proposals, citing an Aug. 13, 2004, decision on ***Cintas*** as a recent example. Skadden, Arps argued succesfully, however, that, "in light of [FASB's December ruling to expense,] the company believes that it would be inappropriate for the [SEC] to rely on those no-action letters."

John Chevedden, acting on behalf of proposal proponent Robert Lavely, responded to Allegheny's argument late last month, telling the SEC that: "The company does not address the reality...[of] the prospect of a prompt 180-degree change in a rule that was just adopted. The company argument is thus incomplete because it does not address the real possibility of a change in the rule that governs stock option expensing." He went on to say that the company "loses credibility" by failing to assure shareholders that it would adopt the proposal if FASB's ruling is reversed or watered down. Chevedden also is acting on behalf of expensing proposal proponents that have submitted resolutions to ***Honeywell International*** and ***PG&E***.

There are still several months left before the expensing rule takes effect on June 15, leaving the door open to a possible reversal in the face of continued strong lobbying against expensing, and prompting other advocates of the expensing resolution to question whether the SEC is making the right choice in allowing companies to omit the proposals on the basis of substantial implementation.

"[The Division of Corporation Finance staff] obviously aren't taking into account the lobbying effort [to have the SEC delay implementation of the FASB rule,]"said Ed Durkin, Director of the Corporate Affairs Department at the Carpenters' Fund. "It would be very unfortunate if the SEC becomes the reason for the delay at the same time they give companies a pass on the proposal."

The Carpenters' Fund has submitted eight of 34 expensing proposals that IRRC has tracked so far this proxy season. Labor groups have submitted the vast majority of expensing proposal this year.

Of the 34 companies to which the resolutions have been submitted, IRRC is aware of 11 firms including ***Intel***, ***Yahoo***, ***Pfizer*** and ***Time Warner*** that have challenged the proposal with the SEC. Shareholders of ***Analog Devices***, among the firms tracked by IRRC that have agreed to allow for the inclusion of the proposal on their proxy, will be the first to vote on the resolution at the company's March 10 annual meeting. – *Subodh Mishra*